

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

Mr. Jinsheng Ren
Chief Executive Officer
Simcere Pharmaceutical Group
No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People's Republic of China

> **Re: Simcere Pharmaceutical Group**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File Number: 001-33398**

Dear Mr. Ren:

We have completed our review of your Form 20-F and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief